UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cumulus Media Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

231082108

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 231082108

1	NAME OF REPORTING PERSON Canyon Capital Advisors LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 95-4688436
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 26,129,137 (including 371,221 warrants)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 26,129,137 (including 371,221 warrants)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,129,137 (including 371,221 warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.47% (including 371,221 warrants)
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 231082108

1	NAME OF REPORTING PERSON Mitchell R. Julis I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 26,129,137 (including 371,221 warrants)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 26,129,137 (including 371,221 warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,129,137 (including 371,221 warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.47% (including 371,221 warrants)
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 231082108

1	NAME OF REPORTING PERSON Joshua S. Friedman I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 26,129,137 (including 371,221 warrants)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 26,129,137 (including 371,221 warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,129,137 (including 371,221 warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.47% (including 371,221 warrants)
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 231082108

1	NAME OF REPORTING PERSON K. Robert Turner I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 26,129,137 (including 371,221 warrants)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 26,129,137 (including 371,221 warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,129,137 (including 371,221 warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.47% (including 371,221 warrants)
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 231082108

ITEM 1(a).	NAME OF ISSUER:
Cumulus Media Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
3280 Peachtree Road NE Suite 2300 Atlanta, Georgia 30305
ITEM 2(a).	NAME OF PERSON FILING:
This Schedule 13G is being filed on behalf of the following persons*:
Canyon Capital Advisors LLC (CCA)
Mitchell R. Julis
Joshua S. Friedman
K. Robert Turner

CCA is the investment advisor to the following persons:
(i)Canyon Value Realization Fund, L.P. (VRF)
(ii)The Canyon Value Realization Master Fund (Cayman), L.P.. (CVRF)
(iii)Citi Canyon Ltd. (Citi)
(iv)Canyon Value Realization Fund MAC 18, Ltd. (CVRFM)
(v)Lyxor/Canyon Value Realization Fund Limited (LCVRF)
(vi)Canyon Balanced Master Fund, Ltd. (CBEF)
(vii)Permal Canyon Fund Ltd. (PERMII)
(viii)Canyon-GRF Master Fund, L.P. (GRF)
(ix) Canyon-GRF Master Fund II, L.P. (GRF2)
(x)Canyon Cirrus Holdings LLC (CCH)
(xi) AAI Canyon Fund PLC ("AAI")
(xii) Canyon Distressed Opportunity Investing Fund LP ("CDOF2")

* Attached as Exhibit A is a copy of an agreement among the persons filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
The principal business office of the persons comprising the group filing this Schedule 13G is located at 2000 Avenue of the Stars, 11th Floor, Los Angeles, CA 90067
ITEM 2(c).	CITIZENSHIP:
Canyon Capital Advisors LLC - Delaware
Mitchell R. Julis - United States
Joshua S. Friedman - United States
K. Robert Turner - United States

VRF: a Delaware limited partnership
CVRF: a Cayman Islands exempted limited partnership
Citi: a Cayman Islands corporation
CVRFM: a Cayman Islands corporation
LCVRF: a Jersey corporation
CBEF: a Cayman Islands corporation
PERMII: a British Virgin Islands company
GRF: a Cayman Islands corporation
GRF2: a Cayman Islands exempted limited partnership
AAI: an Irish public limited company
CDOF2: a Cayman Islands exempted limited partnership

CCH: a Delaware limited liability company

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock
ITEM 2(e).	CUSIP NUMBER:
231082108
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
26,129,137 (including 371,221 warrants)
	(b)	Percent of class:
16.47% (including 371,221 warrants)
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
26,129,137 (including 371,221 warrants)
(ii) Shared power to vote or to direct the vote:
26,129,137 (including 371,221 warrants)
(iii) Sole power to dispose or to direct the disposition of:
26,129,137 (including 371,221 warrants)
(iv) Shared power to dispose or to direct the disposition of:

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
CCA is an investment advisor to various managed accounts, including VRF, CVRF, Citi, CVRFM, LCVRF, CBEF, PERMII, GRF, GRF2, AAI, CDOF2, and CCH, with the right to receive, or the power to direct the receipt, of dividends from, or the proceeds from the sale of the securities held by, such managed accounts. Messrs. Julis, Friedman, and Turner control entities which own 100% of CCA.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable.
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14, 2013

Date
Canyon Capital Advisors LLC
/s/ John H. Simpson

Signature
John H. Simpson, Chief Operating Officer

Name/Title

February 14, 2013

Date
Mitchell R. Julis
/s/ Mitchell R. Julis

Signature
Mitchell R. Julis,

Name/Title

February 14, 2013

Date
Joshua S. Friedman
/s/ Joshua S. Friedman

Signature
Joshua S. Friedman,

Name/Title

February 14, 2013

Date
K. Robert Turner
/s/ K. Robert Turner

Signature
K. Robert Turner,

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
CUSIP No.: 231082108
EXHIBIT A

AGREEMENT REGARDING JOINT FILING

The undersigned hereby agree and consent to the joint filing on their behalf of this amendment to Schedule 13G in connection with their beneficial ownership of the common stock of Cumulus Media.
Dated: February 14, 2013

CANYON CAPITAL ADVISORS LLC,
a Delaware limited liability company

By: /s/ John H. Simpson
Name: John H. Simpson
Title: Chief Operating Officer

JOSHUA S. FRIEDMAN
/s/ Joshua S. Friedman

MITCHELL R. JULIS
/s/ Mitchell R. Julis

K. ROBERT TURNER
/s/ K. Robert Turner